UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

TABLE OF CONTENTS

Press Release of Dialog Semiconductor Plc dated November 12, 2003:
”New board member at Dialog Semiconductor”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date December 2, 2003	By /s/ ROLAND PUDELKO

Roland Pudelko
Executive Director, CEO and President

Kirchheim/Teck-Nabern, November 12, 2003 – Dialog Semiconductor Plc (NASDAQ: DLGS, Prime Standard: DLG) has appointed Greg Reyes as a new independent non-executive director to its board, with effect from December 1, 2003. With a strong background in semiconductors, electronics and telecommunications companies over the last 40 years, Reyes brings to the board of Dialog Semiconductor a wealth of experience required as the company continues its transition to delivering both standard products as well as custom silicon (ASIC) solutions.

Roland Pudelko, Dialog’s CEO & president said, “We are pleased to welcome Greg Reyes to the board of directors as we enter an important phase in Dialog Semiconductor’s history. As we introduce new products and develop stronger relationships with key partners and customers, we believe that Greg’s background in the industry and his network of contacts can help make a significant contribution to maximizing the potential from our engineering expertise in mixed signal CMOS circuit design.”

Following graduation in 1962, Greg Reyes spent 20 years in various executive positions with companies like National Semiconductor (1962-1967), Motorola (1967-1968) and Fairchild Semiconductor (1968-1978). From 1981 to 1984 he was president and CEO of National Micronetics a provider of rigid disk magnetic recording head products for the data storage industry. Between 1986 and 1990, he was chairman and CEO of American Semiconductor Equipment Technologies. Other board positions he has held in the past have been with companies such as C Cube Microsystems and AMCC.

Since 1994, Greg Reyes has been a private investor and management consultant, and current board positions with listed companies include LSI Logic Corp., and Appshop, a provider of outsourcing services to Oracle customers.

Among the four privately held companies that Reyes is on the board with are Amphion Semiconductor, the Belfast-based supplier of semiconductor IP (intellectual property), and Astute Networks, a SoC (system-on-chip) semiconductor company.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (Prime Standard: DLG), and on the NASDAQ (DLGS) exchanges.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com